Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Months Ended December 31, 2013 and November 30, 2012

(Expressed in United States dollars - unaudited)

Reader’s Note:

These unaudited condensed interim consolidated financial statements for the three and six months ended December 31, 2013 and November 30, 2012 of Petaquilla Minerals Ltd. (the “Company”) have been prepared by management and have not been reviewed by the Company’s external auditors.

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars - unaudited)

	December 31, 2013 ($)	June 30, 2013 ($)
Assets (Note 11)
Current assets
Cash and cash equivalents	1,314,364	1,855,544
Short-term restricted investments	340,000	340,000
Receivables, prepaids and other (Note 5)	5,733,599	5,732,751
Inventories (Note 6)	23,466,910	27,349,785
	30,854,873	35,278,080
Non-current assets
Restricted investments (Note 11)	-	2,300,000
Inventories (Note 6)	40,868,942	35,348,467
Other assets (Note 7)	914,966	708,123
Exploration and evaluation assets (Note 8)	36,408,325	32,947,253
Mineral property, plant and equipment (Note 9)	117,242,286	111,394,926
	195,434,519	182,698,769
Total Assets	226,289,392	217,976,849

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 10)	97,340,368	61,640,691
Current portion of long-term debt (Note 11)	24,386,957	19,635,805
Current portion of other liabilities (Note 12)	6,467,048	6,560,375
Deferred revenue (Note 13)	-	800,000
Derivative obligation (Note 14)	14,170,000	32,250,000
	142,364,373	120,886,871
Non-current liabilities
Long-term debt (Note 11)	11,626,810	15,357,903
Other liabilities (Note 12)	14,067,746	15,424,746
Share purchase warrants (Note 16)	1,688,856	749
Provision for closure and reclamation (Note 15)	12,833,374	12,997,029
	40,216,786	43,780,427
	182,581,159	164,667,298
Shareholders’ equity
Equity attributed to shareholders of the Company	36,820,262	46,348,220
Equity attributed to non-controlling interests	6,887,971	6,961,331
	43,708,233	53,309,551
Total liabilities and shareholders’ equity	226,289,392	217,976,849

Description of business, nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 22 and 24)
Subsequent event (Note 26)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars - unaudited)

	Three months ended December 31, 2013 (Note 1) ($)	Three months ended November 30, 2012 (Note 1) ($)	Six months ended December 31, 2013 (Note 1) ($)	Six months ended November 30, 2012 (Note 1) ($)

Revenues (Note 17)	10,472,188	31,699,831	31,099,496	58,152,805
Costs of operations
Production costs (Notes 6 and 17)	(20,920,725)	(13,008,867)	(36,838,882)	(24,800,158)
Depreciation and depletion	(2,530,776)	(3,833,829)	(4,703,277)	(8,337,372)
	(12,979,313)	14,857,135	(10,442,663)	25,015,275
Expenses
General and administrative (Note 21)	4,731,889	4,307,117	8,381,692	7,332,765
Donations and community relations	70,208	477,061	204,272	752,598
Exploration and evaluation costs	958,236	2,008,241	2,675,825	3,992,050
Share-based payments (Notes 16 and 21)	88,751	59,782	238,444	168,147
	(5,849,084)	(6,852,201)	(11,500,233)	(12,245,560)

Earnings (loss) from operations	(18,828,397)	8,004,934	(21,942,896)	12,769,715

Finance income (expenses), net (Note 18)	(340,740)	(440,439)	(1,012,426)	(1,175,563)
Non-operating income (expenses) (Note 19)	8,197,757	(5,502,823)	9,841,827	(6,264,613)
	7,857,017	(5,943,262)	8,829,401	(7,440,176)

Net income (loss)	(10,971,380)	2,061,672	(13,113,495)	5,329,539
Net income (loss) attributed to:
Shareholders of the Company	(10,934,700)	2,069,304	(13,040,135)	5,366,592
Non-controlling interests	(36,680)	(7,632)	(73,360)	(37,053)

Other comprehensive income
Foreign currency translation gains	397,519	1,085,646	1,842,815	1,644,106

Net comprehensive income (loss)	(10,573,861)	3,147,318	(11,270,680)	6,973,645
Net comprehensive income (loss) attributed to:
Shareholders of the Company	(10,537,181)	3,154,950	(11,197,320)	7,010,698
Non-controlling interests	(36,680)	(7,632)	(73,360)	(37,053)

Basic earnings (loss) per share (Note 20)	(0.05)	0.01	(0.06)	0.02
Diluted earnings (loss) per share (Note 20)	(0.05)	0.01	(0.06)	0.02

Weighted average number of common shares outstanding - basic (Note 20)	221,674,098	222,029,058	218,226,893	221,945,968
Weighted average number of common shares outstanding - diluted (Note 20)	221,674,098	226,222,082	218,226,893	225,627,882

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars - unaudited)

	Number of Common Shares	Share Capital (Note 16) ($)	Treasury Shares (1) ($)	Share Based payments Reserve ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263
Issue of shares on exercise of share options	366,380	43,136	-	-	-	-	-	43,136	-	43,136
Reclassification of grant date fair value on exercise of share options	-	239,434	-	(239,434)	-	-	-	-	-	-
Share-based payments	-	-	-	168,147	-	-	-	168,147	-	168,147
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	1,644,106	-	1,644,106	-	1,644,106
Net income (loss)	-	-	-	-	-	-	5,329,539	5,366,592	(37,053)	5,329,539

Balance at November 30, 2012	222,230,161	176,447,923	(11,419,820)	17,267,251	2,001,889	(3,093,522)	(118,089,530)	55,676,388	7,437,803	63,114,191

Balance at July 1, 2013	222,330,161	176,525,947	(11,677,472)	17,627,499	2,001,889	(3,147,552)	(128,020,760)	46,348,220	6,961,331	53,309,551
Unit private placement, net of finders’ fee	14,285,714	1,430,918	-	-	-	-	-	1,430,918	-	1,430,918
Share-based payments	-	-	-	238,444	-	-	-	238,444	-	238,444
Cumulative translation adjustment from translation of foreign subsidiaries	-	-	-	-	-	1,842,815	-	1,842,815	-	1,842,815
Net loss	-	-	-	-	-	-	(13,113,495)	(13,040,135)	(73,360)	(13,113,495)

Balance at December 31, 2013	236,615,875	177,956,865	(11,677,472)	17,865,943	2,001,889	(1,304,737)	(141,134,255)	36,820,262	6,887,971	43,708,233

(1) December 31, 2013 - 17,799,111 (June 30, 2013 – 17,799,111 common shares)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars - unaudited)

	Six months ended December 31, 2013 (Note 1) ($)	Six months ended November 30, 2012 (Note 1) ($)
Cash flows from Operating Activities
Cash generated from operations (Note 23)	323,278	7,285,809
Interest paid	(1,346,818)	(897,664)
Interest received	47,307	93,523
Net cash provided by (used in) operating activities	(976,233)	6,481,668

Cash flows from Financing Activities
Proceeds from issuance of private placement units (Note 16)	4,654,761	-
Proceeds from exercise of share options and warrants	-	43,136
Loan from related party (Note 21)	500,000	-
Payment of finance lease obligations (Note 11)	(1,494,640)	(1,303,310)
Repayment of long-term debt (Note 11)	(12,397,308)	(261,038)
Proceeds from bank loans (Note 11)	14,003,936	5,560,228
Net cash provided by financing activities	5,266,749	4,039,016

Cash flows from Investing Activities
Change in restricted cash	20,936	-
Redemption of long-term investments (Note 11)	2,300,000	-
Investment in exploration and evaluation assets	(422,492)	(377,920)
Investment in mineral properties, plant & equipment	(6,524,149)	(10,791,048)
Net cash used in investing activities	(4,625,705)	(11,168,968)

Impact of exchange rate changes on cash and cash equivalents	(205,991)	(41,810)

Change in cash and cash equivalents	(541,180)	(690,094)
Cash and cash equivalents, beginning of period	1,855,544	1,975,660
Cash and cash equivalents, end of period	1,314,364	1,285,566

Supplemental cash flow information is contained in Note 23.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND GOING CONCERN

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama, Spain and Portugal. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. The Company also owns 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

On August 19, 2013, the Company announced a change of its fiscal year end from May 31st to June 30th. The Company’s consolidated financial statements for fiscal 2013 therefore included operations for a period of thirteen months from June 1, 2012 to June 30, 2013. As a result of the change in the fiscal year end, these condensed interim consolidated financial statements include operations for the six month period from July 1, 2013 to December 31, 2013 while the comparatives include operations for the six month period from June 1, 2012 to November 30, 2012. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of the three and six months ended December 31, 2013 and November 30, 2012 in these condensed interim consolidated financial statements. The comparative information presented, although for the same length of period, may not be comparable.

These condensed interim consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of December 31, 2013, the Company has an accumulated deficit of $141,134,255 (June 30, 2013 -$128,020,760) and a working capital deficiency of $111,509,500 (June 30, 2013 - $85,608,791).

The Company is in default of its Forward Gold and Silver Purchase Agreements (Note 14) as the Company failed to meet its physical delivery requirements and has either accrued for or settled such obligations in cash (Notes 10 and 14). The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank. As a result of the default, all balances owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. These condensed interim consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in these condensed interim consolidated financial statements.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the thirteen months ended June 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies adopted are consistent with those of the previous fiscal year, originally disclosed in Note 3 to the consolidated financial statements for the thirteen months ended June 30, 2013, except as disclosed in Note 3 to these condensed interim consolidated financial statements, and are based on IFRS issued and outstanding as of February 14, 2014, the date the Board of Directors approved these condensed interim consolidated financial statements.

All amounts are presented in United States (“U.S”) dollars, the functional currency of the Company, unless otherwise specified.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

During the three and six months ended November 30, 2012, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. The Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $2,236,229 and $2,764,027 for three and six months ended November 30, 2012 respectively, from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s condensed interim consolidated financial statements for the three and six months ended November 30, 2012 is disclosed as revenue in these condensed interim consolidated financial statements (Note 17).

3.	ADOPTION OF NEW STANDARDS AND INTERPRETATIONS

The Company has adopted the following new standards, along with any consequential amendments, effective July 1, 2013. These changes are made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company conducted its review of all of its subsidiaries and non-wholly owned entities and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries and investees.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded IAS 31, Joint Ventures (“IAS 31”). IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company does not have any joint arrangements as a result of terminating its joint venture with Constructora Meco S.A during the thirteen months ended June 30, 2013. The adoption of IFRS 11 therefore did not have any impact on the Company’s condensed interim consolidated financial statements.

IFRS 12, Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. The adoption of IFRS 12 will result in incremental disclosures in the consolidated financial statements of the Company for the year ending June 30, 2014.

IFRS 13, Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. The Company has adopted IFRS 13 which is primarily applicable to the Company’s derivative obligation and the share purchase warrants. All required fair value disclosures are included in Note 14 and Note 16 respectively.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

IFRIC 20, Stripping costs in the Production Phase of a Mine

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation clarifies when an entity should recognize production phase waste removal (stripping) costs incurred in relation to a surface mining operation, as an asset, and how to recognize the relevant depletion of such asset Upon adoption of IFRIC 20 on July 1, 2013, the Company assessed the stripping asset on the consolidated statement of financial position and determined that it is already associated to the identifiable components of the Company’s Molejon mine, which is consistent with the new requirements of the interpretation. The adoption of IFRIC 20 did not result in any impact on the Company’s condensed interim consolidated financial statements.

4.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the condensed interim consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

In preparing these condensed interim consolidated financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the thirteen months ended June 30, 2013.

5.	RECEIVABLES, PREPAIDS AND OTHER

	December 31, 2013 ($)	June 30, 2013 ($)

Trade and other receivables	5,149,799	4,858,158
Prepaid expenses	583,800	862,593
Deferred transaction fees (Notes 7 and 13)	-	12,000

	5,733,599	5,732,751

6.	INVENTORIES

	December 31, 2013 ($)	June 30, 2013 ($)

Materials and supplies	9,409,460	5,652,222
Work-in-process	-	8,505,896
Finished goods	693,749	626,097
Stockpiled ore	54,232,643	47,914,037
	64,335,852	62,698,252
Less: Non-current stockpiled ore	(40,868,942)	(35,348,467)

	23,466,910	27,349,785

During the three and six months ended December 31, 2013, the Company recognized $21,082,618 and $37,429,060 of inventory as production costs in the Company’s statement of operations and comprehensive income (loss).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

7.	OTHER ASSETS

	December 31, 2013 ($)	June 30, 2013 ($)

Restricted cash	159,492	177,135
Deposits on equipment	194,893	-
Long-term accounts receivable	560,581	530,988
Deferred transaction fees (Note 13)	-	12,000
	914,966	720,123
Less: current portion
Deferred transaction fees included in Receivables, prepaids and other (Notes 5 and 13)	-	(12,000)
	914,966	708,123

Restricted cash

The Company has restricted cash held in bank accounts representing term deposits for reclamation funds and to guarantee credit cards.

8.	EXPLORATION AND EVALUATION ASSETS

	Iberia ($)	Panama ($)	Total ($)
Balance at June 1, 2012	30,958,901	211,506	31,170,407
Transfer to mining equipment	-	(211,506)	(211,506)
Concessions & property acquisition costs	325,250	-	325,250
Foreign exchange differences	1,663,102	-	1,663,102

Balance at June 30, 2013	32,947,253	-	32,947,253

Balance at July 1, 2013	32,947,253	-	32,947,253
Exploration costs (1)	-	1,465,144	1,465,144
Foreign exchange differences	1,995,928	-	1,995,928

Balance at December 31, 2013	34,943,181	1,465,144	36,408,325

(1)

The Palmilla deposit is located at the Company’s wholly owned Belencillo concession, associated with its Molejon gold operations in the Donoso District, Colon Province, Republic of Panama. As of October 2013, Palmilla has a compliant In Pit Whittle Constrained measured, indicated and inferred resource. All exploration costs incurred on the deposit subsequent to October 2013 are capitalized to exploration and evaluation assets in accordance with the Company’s accounting policy.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Iberia - Land & equipment ($)	Mining and plant equipment ($)	Other facilities and equipment ($)	Pre- stripping ($)	Provision for closure and reclamation ($)	Total ($)

Period ended June 30, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Transfers from held for distribution to owners	-	13,816,829	221,478	-	-	14,038,307
Additions	403,728	10,171,556	16,316,725	2,281,190	1,776,421	30,949,620
Disposals	-	(379,656)	-	-	-	(379,656)
Depletion and depreciation	(17,860)	(18,630,035)	(1,634,681)	(5,188,477)	(1,153,207)	(26,624,260)
Transfer from exploration and evaluation assets	-	211,506	-	-	-	211,506
Transfers	-	11,006,531	(11,006,531)	-	-	-
Foreign exchange differences	26,364	-	-	-	-	26,364

At June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

At June 30, 2013
Cost	881,009	131,908,622	26,942,105	11,321,681	11,973,111	183,026,528
Accumulated depreciation	(24,249)	(55,218,903)	(5,108,627)	(8,329,517)	(2,950,306)	(71,631,602)

Net book value June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

Period ended December 31, 2013
At July 1, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926
Additions	92,990	4,024,722	9,710,117	-	-	13,827,829
Disposals	(3,759)	(77,627)	(22,566)	-	-	(103,952)
Change in estimate	-	-	-	-	(255,554)	(255,554)
Depletion and depreciation	(21,822)	(5,420,297)	(324,255)	(1,689,416)	(217,917)	(7,673,707)
Foreign exchange differences	52,744	-	-	-	-	52,744

At December 31, 2013	976,913	75,216,517	31,196,774	1,302,748	8,549,334	117,242,286

At December 31, 2013
Cost	1,024,494	135,855,717	36,629,656	11,321,681	11,717,557	196,549,105
Accumulated depreciation	(47,581)	(60,639,200)	(5,432,882)	(10,018,933)	(3,168,223)	(79,306,819)

Net book value December 31, 2013	976,913	75,216,517	31,196,774	1,302,748	8,549,334	117,242,286

During the six months ended December 31, 2013, $639,574 (November 30, 2012 – $439,968) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the six months ended December 31, 2013 was 6.89% (thirteen months ended June 30, 2013 – 6.51%).

The carrying value of construction in progress as at December 31, 2013 was $25,537,376 (June 30, 2013 –$16,503,156).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through its subsidiary, Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 2% net smelter return to the Government of Panama, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2013 ($)	June 30, 2013 ($)
Accounts payable	89,099,049	57,857,893
Deutsche Bank – accrued obligation (Note 14)	4,890,440	1,600,639
Accrued liabilities	1,970,833	1,704,318
Royalties payable	1,146,963	244,060
Other payables	233,083	233,781

	97,340,368	61,640,691

11.	LONG-TERM DEBT

	December 31, 2013 ($)	June 30, 2013 ($)
Bank loans	17,625,388	16,018,760
Related party loan (Notes 21 and 26)	500,000	-
Finance lease obligations	12,247,160	13,270,442
Convertible loan	5,641,219	5,704,506
	36,013,767	34,993,708
Less: Current portion
Bank loans	(13,723,348)	(10,139,752)
Related party loan (Notes 21 and 26)	(500,000)	-
Finance lease obligations	(4,522,390)	(3,791,547)
Convertible loan	(5,641,219)	(5,704,506)
	(24,386,957)	(19,635,805)

	11,626,810	15,357,903

	Bank loans ($)	Finance lease obligations ($)	Convertible loan ($)
Balance at July 1, 2013	16,018,760	13,270,442	5,704,506
New facilities during the period	14,003,936	468,196	-
Principal payments	(12,397,308)	(1,494,640)	-
Impact of foreign exchange difference	-	3,162	(63,287)

Balance at December 31, 2013	17,625,388	12,247,160	5,641,219

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Bank loans

On December 30, 2013, the Company, through its subsidiary Petaquilla Gold S.A, borrowed a sum of $0.36 million from Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA”). The loan accrues interest at 7% per annum and is repayable within 90 days.

During the thirteen months ended June 30, 2013, the Company, through its subsidiary Petaquilla Gold S.A, entered into a $4 million bank loan with MetroBank S.A. The loan accrued interest at 7.50% per annum and was repayable within 180 days. On July 15, 2013, the Company, through its subsidiary Panama Desarrollo De Infraestructuras, S.A (“PDI”), entered into another $7 million bank loan with MetroBank S.A and used the proceeds to repay the $4 million bank loan obtained for Petaquilla Gold S.A. This new loan accrues interest at 7.50% per annum and has a term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the contract with FQM (Akubra) Inc., a subsidiary of First Quantum Minerals Ltd. (“First Quantum”; previously Inmet Mining Corporation) for delivery of aggregate materials and screened rocks (Note 22). Total principal and interest payments amount to $2.8 million and $0.2 million respectively during the six months ended December 31, 2013. As at December 31, 2013, the outstanding obligation relating to this loan is $4.2 million.

During the thirteen months ended June 30, 2013, the Company, through its subsidiary PDI, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The balance outstanding for the loans as of June 30, 2013 was $0.61 million which was repaid in its entirety during the six months ended December 31, 2013. Total interest paid amounted to $0.02 million.

During fiscal 2012 and 2013, the Company through its subsidiary Petaquilla Gold S.A., entered into working capital credit facilities with Lafise Bank of Panama for an amount up to $2.95 million. This credit facility accrues interest of 7.75% per annum. As of June 30, 2013, the obligation relating to these facilities was $2.95 million, which was repaid during the six months ended December 31, 2013. The Company concurrently entered into a separate credit line facility with Lafise Bank of Panama under the same terms as the previous facilities for an amount up to $3 million. As of December 31, 2013, the outstanding obligation relating to this facility is $3 million. During the six months ended December 31, 2013, total interest payment on the facilities amounted to $0.11 million.

During fiscal 2012 BBVA approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. Total principal and interest payments on the facility during the six months ended December 31, 2013 amount to $0.7 million and $0.16 million respectively. As of December 31, 2013, the outstanding obligation relating to this facility is $5.5 million (June 30, 2013 - $6.2 million).

During fiscal 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary, PDI. The facility was collateralized by a $2.3 million cash term deposit which earned interest at 5% per annum. Total balance outstanding to Global Bank of Panama as of June 30, 2013 was $1.4 million. During the six months ended December 31, 2013, the Company redeemed the cash term deposit and utilized the proceeds to repay the entire balance with the Global Bank of Panama. Total interest paid during the six months ended December 31, 2013 amounted to $0.4 million.

Bank loans include overdraft balances at certain banks of $3,644,323 as at December 31, 2013 (June 30, 2013 -$907,360).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finance lease obligations

During the six months ended December 31, 2013, the Company through its subsidiary, Petaquilla Gold S.A, entered into a finance lease arrangement with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") in relation to a power generator for a total value of $0.35 million. The lease accrues interest at 6% per annum for a period of two years.

Also during the six months ended December 31, 2013, the Company through its subsidiary Petaquilla Gold S.A, entered into two finance lease arrangements through a loan facility with MetroBank S.A for a total value of $0.12 million. The leases accrue interest of 6% per annum for period of between three and four years to maturity. The outstanding obligation related to these finance leases as of December 31, 2013 is $0.11 million.

During the thirteen months ended June 30, 2013, the Company through its subsidiary PDI, entered into four finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial for $1.1 million, $0.8 million, $0.66 million and $2.1 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest of 7.00% per annum for a period of three and four years respectively, the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years, while the lease with Caterpillar Financial accrues interest at 6.00% per annum for a period of five years. Total principal and interest payments on these leases for the six months ended December 31, 2013 amounted of $0.5 million and $0.14 million, respectively. At December 31, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial is $0.64 million, $0.62 million, $0.58 million, and $1.9 million respectively.

During fiscal 2012, the Company through its subsidiary PDI, entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the six months ended December 31, 2013 amount to $0.5 million and $0.1 million. At December 31, 2013, the outstanding obligation relating to these finance leases is $2.9 million (June 30, 2013 - $3.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

Also during fiscal 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI, entered into six finance lease arrangements with Caterpillar Financial for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the six months ended December 31, 2013 amount to $0.4 million ($0.1 million from Petaquilla Gold S.A. and $0.3 million, from PDI) and $0.06 million ($0.01 million from Petaquilla Gold S.A. and $0.05 million from PDI) respectively. At December 31, 2013, the outstanding obligation relating to these finance leases is $2.3 million ($0.7 million from Petaquilla Gold S.A. and $1.5 million from PDI) (June 30, 2013 - $2.7 million ($0.8 million from Petaquilla Gold S.A. and $1.9 million from PDI)).

During fiscal 2011, the Company through its subsidiary PDI, entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the six months ended December 31, 2013 amounted to $0.5 million and $0.08 million, respectively. At December 31, 2013, the outstanding obligation relating to these finance leases is $2.3 million (June 30, 2013 - $2.8 million).

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the Convertible Loan”) with Deutsche Bank for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The Convertible Loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share based on the five-day volume weighted average share price of the Company’s common shares on the date of the conversion.

The Company is in default of its Gold and Silver Agreements (Note 14) as the Company failed to meet its physical delivery requirements and has either accrued for (Note 10) or settled such obligations in cash. The default persists as

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the amortized cost of the loan was classified as a current liability and accreted to its face value of CAD $6,000,000. As at December 31, 2013, the translated carrying value of the loan was $5,641,219 (June 30, 2013 - $5,704,506).

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

12.	OTHER LIABILITIES

	December 31, 2013 ($)	June 30, 2013 ($)
Community support obligation	8,618,127	9,418,454
Land lease advance	11,916,667	12,566,667
	20,534,794	21,985,121
Less: Current portion
Community support obligation	(5,167,048)	(5,260,375)
Land lease advance	(1,300,000)	(1,300,000)
	(6,467,048)	(6,560,375)

	14,067,746	15,424,746

A reconciliation of other liabilities is as follows:

	Community support obligation ($)	Land lease advance ($)
Balance – June 1, 2012	7,078,792	-
Additional obligation	4,053,346	13,000,000
Accretion expense	46,316	-
Payment of obligation	(1,760,000)	-
Amortization of land lease advance	-	(433,333)

Balance – June 30, 2013	9,418,454	12,566,667

Balance – July 1, 2013	9,418,454	12,566,667
Accretion expense	17,726	-
Payment of obligation	(818,053)	-
Amortization of land lease advance	-	(650,000)

Balance – December 31, 2013	8,618,127	11,916,667

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Community support obligation

The Company has an arrangement to make future community support payments and has recognized a liability for the present value of the estimated future payments of $4,951,834 (undiscounted - $5,009,000) and a corresponding accretion expense due to the passage of time using the following assumptions:

	December 31, 2013	June 30, 2013
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$120,000	$120,000
Length of term	January 1, 2014 to	July 1, 2013 to
	June 30, 2017	June 30, 2017

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. As at December 31, 2013, $387,053 has been spent for the obligation.

Land lease agreement

On February 24, 2013, the Company and First Quantum signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by First Quantum relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, First Quantum leases certain lands owned by the Company for establishment of temporary and permanent camp space for First Quantum’s Cobre Panama project for an annual rent of $1.3 million. During the six months ended December 31, 2013, rental income of $650,000 (November 30, 2012 - $nil) was recognized in the Company’s statement of operations and included within non-operating income (expenses).

13.	DEFERRED REVENUE

On September 9, 2013, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,500,000 (less $15,000 in Auramet legal fees), the Company was to deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013 and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

In addition to the Prepayment Facility, the Company also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce (the “Call Options”). The Call Options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013 and ending on February 26, 2014.

The advance payment of $2,500,000 was recorded as deferred revenue and the related $15,000 of transaction costs were deferred based on their direct relationship with the revenue expected to be recognized in future periods. The Call Options were considered to be an embedded derivative, however, had nominal values on inception of the Prepayment Facility and as such, no value was allocated to the Call Options. During the six months ended December 31, 2013, the Call Options for 10,000 ounces of gold expired without being exercised.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to First Quantum pursuant to the Company’s subcontract with First Quantum for delivery of aggregate materials and screened rocks (Note 22).

During the thirteen months ended June 30, 2013, the Company received an advance payment of $800,000 for delivery of 715 ounces of gold (143 gold ounces on each of July 29th, August 5th, August 12th, August 19th, and August 26th). All deliveries were made during the six months ended December 31, 2013 and the entire $800,000 was recognized as revenue in the Company’s statement of operations.

The Company also entered into an off-take agreement with Auramet, dated June 21, 2013, pursuant to which Petaquilla will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement (Note 14) to Auramet for a period of one year (Note 26).

The Continuity schedule of deferred revenue is as follows:

($)

Deferred revenue – July 1, 2013	800,000
Additions	2,500,000
Revenue recognized	(2,942,521)
Settlement of undelivered ounces (1)	(357,479)

Derivative obligation – December 31, 2013	-

(1)

The Company settled the requirements for undelivered ounces by issuing promissory notes to Auramet for a total of $400,716. Cash payments of $212,189 were made and the remainder of the promissory notes were net off against the Company’s receivable balance with Auramet.

The Company’s sale of gold to Auramet during the six months ended December 31, 2013 amounted to $17 million which constitutes 92% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

14.	DERIVATIVE OBLIGATION

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest is to be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold

Total delivery requirements for fiscal year 2014	12,195
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700
25,695

The Company is in default of its Gold Agreement as the Company failed to meet its physical delivery requirements and has either accrued for (Note 10) or settled such obligations in cash more frequently than allowable as per the terms of the Gold Agreement. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank.

As the Gold Agreement was entered into by the Company for delivery of a non-financial item in accordance with its expected sale requirements, the cash advance obtained from Deutsche Bank commensurate with the delivery of future ounces of gold was considered to be deferred revenue on inception of the agreement and until February 28, 2013, the date of management’s evaluation of the conditions that may cause the Company to not meet additional delivery requirements. As the delivery requirements were not met, the Gold Agreement did not meet the own use exemption under IAS 39 on March 1, 2013. The Gold Agreement has therefore since been accounted for as a derivative instrument.

($)

Derivative obligation – March 1, 2013	39,965,000
Sales recorded on delivery of gold	(145,161)
Settlement of undelivered ounces	(4,467,605)
Obligation for undelivered ounces	(1,299,375)
Unrealized loss (gain) on fair value of derivative obligation	(7,849,859)

Derivative obligation – June 30, 2013	26,203,000

Derivative obligation – July 1, 2013	26,203,000
Settlement of undelivered ounces	(4,180,275)
Obligation for undelivered ounces	(3,963,094)
Unrealized loss (gain) on fair value of derivative obligation	(6,703,631)

Derivative obligation – December 31, 2013	11,356,000

A total of $3,963,094, representing the monetary value of 4,455 undelivered gold ounces up to December 31, 2013, has been accrued for and recorded within accounts payable and accrued liabilities.

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative of $11,356,000 and $26,203,000 on December 31, 2013 and June 30, 2013, respectively using the following assumptions:

	December 31, 2013	June 30, 2013
Number of ounces	21,240	30,150
Gold spot price	$1,201	$1,203
Gold price volatility	19.0%	20.0%
Gold forward rate	1.50%	1.46%
Average credit spread for the Company	5.43%	5.43%

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce.

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of silver

Total delivery requirements for fiscal year 2014	128,800
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200
301,600

The Company is in default of its Gold Agreement as the Company failed to meet its physical delivery requirements and has either accrued for or settled such obligations in cash more frequently than allowable as per the terms of the Gold Agreement. The default persists as of the date of these condensed interim consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement.

As the delivery requirements under the Gold Agreement were not met, and by virtue of all agreements with Deutsche Bank being interrelated, the Silver Agreement also met the requirements of IAS 39 on March 1, 2013, similar to the Gold Agreement, and the entire agreement has since been accounted for as a derivative instrument.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

A reconciliation of derivative obligation as related to the Silver Agreement is as follows:

($)

Derivative obligation – March 1, 2013	9,949,000
Sales recorded on delivery of silver	(115,584)
Settlement of undelivered ounces	(940,279)
Obligation for undelivered ounces	(301,264)
Unrealized loss (gain) on fair value of derivative obligation	(2,544,873)

Derivative obligation – June 30, 2013	6,047,000

Derivative obligation – July 1, 2013	6,047,000
Settlement of undelivered ounces	(991,952)
Obligation for undelivered ounces	(897,346)
Unrealized loss (gain) on fair value of derivative obligation	(1,343,702)

Derivative obligation – December 31, 2013	2,814,000

A total of $897,346, representing the monetary value of 43,600 undelivered silver ounces up to December 31, 2013, has been accrued for and recorded within accounts payable and accrued liabilities.

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative of $2,814,000 and $6,047,000 on December 31, 2013 and June 30, 2013, respectively using the following assumptions:

	December 31, 2013	June 30, 2013
Number of ounces	258,000	347,200
Silver spot price	$19.50	$18.86
Silver price volatility	35.0%	35.0%
Silver forward rate	1.95%	1.91%
Average credit spread for the Company	5.43%	5.43%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

15.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $12,833,374 at December 31, 2013 (June 30, 2013 - $12,997,029), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at December 31, 2013 (June 30, 2013 – approximately $13.8 million). An inflation rate assumption of 1.73% has been used to estimate future costs (June 30, 2013 – 1.84%). A discount rate of 1.75% (June 30, 2013 – 1.41%) was used in determining present value at December 31, 2013. Accretion expense of $91,899 has been charged to the condensed interim consolidated statement of operations for the six months ended December 31, 2013 (November 30, 2012 - $72,658) to reflect an increase in the carrying amount of the obligations.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at June 1, 2012	11,062,579
Accretion expense	158,029
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at June 30, 2013	12,997,029

Balance at July 1, 2013	12,997,029
Accretion expense	91,899
Revision in estimates	(255,554)

Balance at December 31, 2013	12,833,374

16.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At December 31, 2013, the Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At December 31, 2013, there were 236,615,875 common shares issued and outstanding (June 30, 2012 – 222,330,161). There are no preferred shares issued and outstanding.

On November 15, 2013 and November 19, 2013, the Company closed a private placement financing (the “Private Placement”) of a total of 14,285,714 units at a price of CAD $0.35 per unit, raising a gross proceeds of $4,775,093 (CAD$5,000,000). Each unit consists of one common share and one common share purchase warrant, whereby each warrant entitles the holder to purchase one additional common share of the Company for a period of five years from closing at an exercise price of CAD $0.45 per share. The finder’s fees and other costs in connection with the Private Placement amounted to $95,502 (CAD $100,000) and $24,830 (CAD $26,000) respectively.

On the date of the Private Placement, $3,307,184 of the proceeds were allocated to share purchase warrants based on its fair value, while the remaining $1,467,909 was allocated to share capital. These share purchase warrants, with their exercise price denominated in CAD, are considered derivative instruments and were re-measured at fair value of $1,688,856 at December 31, 2013. The fair value of the share purchase warrants was determined using the Black-Scholes option pricing model using the following assumptions:

	Private Placement Date	December 31, 2013
Expected dividend yield	Nil	Nil
Expected stock price volatility	80.44%	76.74%
Risk-free interest rate	1.78%	1.95%
Expected life of options	5.00 years	4.89 years

The finder’s fee and transaction costs were also allocated to share purchase warrants and share capital consistent with the allocation of proceeds. A total of $36,991 were allocated to share capital and recorded as share issuance costs while the remaining costs of $83,341, being attributable to a derivative instrument, were expensed through the Company’s statement of operations and comprehensive loss.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$/option)
Outstanding at May 31, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(466,380)	0.12
Expired	(1,780,818)	0.40

Outstanding at June 30, 2013	10,385,115	0.45
Granted	700,000	0.42
Expired	(300,000)	0.52
Cancelled and forfeited	(925,000)	0.80

Outstanding at December 31, 2013	9,860,115	0.40
Outstanding at June 30, 2013	10,385,115	0.45
Exercisable at December 31, 2013	8,394,490	0.39

The following table summarizes information about share options outstanding at December 31, 2013:

Number of Share
Options Outstanding
	Exercise Price	Expiry Date

2,700,000	CAD $0.23	November 18, 2014
150,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
200,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
1,250,000	CAD $0.56	January 29, 2018
150,000	CAD $0.33	January 29, 2018
550,000	CAD $0.35	January 29, 2018
400,000	CAD $0.34	August 15, 2018
300,000	CAD $0.52	December 1, 2018

9,860,115

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

The exercise price of share options is equal to the five days volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $238,444 were recognized during the six months ended December 31, 2013 with a corresponding increase to share-based payments reserve (November 30, 2012 - $168,147).

The fair values of the options granted during the six months ended December 31, 2013 and the thirteen months ended June 30, 2013 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31, 2013	June 30, 2013
Expected dividend yield	Nil	Nil
Expected stock price volatility	66.18%	75.12%
Risk-free interest rate	1.29%	1.28%
Expected life of options	2.88 years	3.16 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S dollar, a variable amount of cash in the Company’s functional currency will be received upon exercise and therefore the warrants are considered derivative instruments. At December 31, 2013 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $1,688,856 (June 30, 2013 - $749). The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the six months ended December 31, 2013 was a gain of $1,567,772 (November 30, 2012 – loss of $533,137). The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

As at December 31 2013, share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	of Shares	Price (CAD$)

Outstanding at May 31, 2012	38,048,272	1.32
Expired	(5,890,672)	0.60

Outstanding at June 30, 2013	32,157,600	1.45
Granted	14,285,714	0.45
Expired	(23,557,002)	1.44

Outstanding at December 31, 2013	22,886,312	0.83

At December 31, 2013, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants
Outstanding	Exercise Price	Expiry Date
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014
8,571,430	CAD $0.45	November 15, 2018
5,714,284	CAD $0.45	November 18, 2018

22,886,312

The following table summarizes the change in value of the financial liability warrants:

	Number of	Value of
	Warrants	Warrants
		($)
Balance at May 31, 2012	36,810,000	499,826
Expiry of warrants	(4,810,000)	(159,672)
Change in fair value of warrants	-	(339,405)

Balance at June 30, 2013	32,000,000	749
Expiry of warrants	(23,399,402)	-
Grant of warrants	14,285,714	3,307,184
Change in fair value of warrants	-	(1,567,772)
Impact of foreign exchange	-	(51,305)

Balance at December 31, 2013	22,886,312	1,688,856

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

Finder’s stock options

As at December 31, 2013, the finder’s stock option transactions are summarized as follows:

	Number	Exercise
	of Shares	Price (CAD$)

Outstanding at June 30, 2013	1,568,748	1.00
Expired	(1,169,970)	1.00

Outstanding at December 31, 2013	398,778	1.00

At December 31, 2013, finder’s stock options were outstanding as follows:

Number of Finders Stock Options	Exercise
Outstanding	Price (CAD$)	Expiry Date
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

398,778

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331 upon grant. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

17.	REVENUES

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	December 31,	November 30,	December 31,	November 30,
	2013	2012	2013	2012
	($)	($)	($)	($)

Sale of gold	5,890,255	27,422,597	18,536,725	52,792,019
Sale of aggregate materials	4,581,933	1,172,337	12,562,513	1,549,701
Rendering of services	-	1,440,822	258	1,591,256
Revenue from Joint Venture	-	1,664,075	-	2,219,829

	10,472,188	31,699,831	31,099,496	58,152,805

During the six months ended December 31, 2013, revenue from sale of silver of $590,178 (November 30, 2012 - $1,069,084), considered to be a by-production from the extraction of gold, has been presented as an offset against production cost.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

18.	FINANCE INCOME (EXPENSES), NET

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	December 31,	November 30,	December 31,	November 30,
	2013	2012	2013	2012
	($)	($)	($)	($)

Interest income	13,792	46,231	47,307	93,523
Foreign exchange gain (loss)	399,037	89,019	162,171	(258,585)
Accretion of closure and reclamation provision	(46,031)	(36,388)	(91,899)	(72,658)
Accretion of community support obligation and change in estimates	(8,592)	(11,078)	(17,726)	(22,741)
Interest and accretion on finance lease obligations and long-term debt	(698,946)	(528,223)	(1,112,279)	(915,102)

	(340,740)	(440,439)	(1,012,426)	(1,175,563)

19.	NON-OPERATING INCOME (EXPENSES)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	December 31,	November 30,	December 31,	November 30,
	2013	2012	2013	2012
	($)	($)	($)	($)

Mark-to-market gain (loss) on share purchase warrants (Note 16)	1,567,023	(472,179)	1,567,772	(533,137)
Mark-to-market loss on embedded derivatives	-	(1,101,000)	-	(2,142,000)
Mark-to-market gain on derivative obligation (Note 14)	6,829,560	-	8,047,333	-
Mark-to-market loss on conversion feature (Note 11)	-	(600,053)	-	(261,270)
Other	(198,826)	(3,329,591)	226,722	(3,328,206)

	8,197,757	(5,502,823)	9,841,827	(6,264,613)

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

20.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	December 31,	November 30,	December 31,	November 30,
	2013	2012	2013	2012
	($)	($)	($)	($)
Earnings (loss) per share
Basic	(0.05)	0.01	(0.06)	0.02
Diluted	(0.05)	0.01	(0.06)	0.02

Net income (loss)	(10,971,380)	2,061,672	(13,113,495)	5,329,539
Net income (loss) available (attributable) to common shareholders – basic	(10,934,700)	2,069,304	(13,040,135)	5,366,592
Net income (loss) available (attributable) to common shareholders – diluted	(10,934,700)	2,069,304	(13,040,135)	5,366,592

Weighted average number of shares outstanding
Weighted average number of shares outstanding– basic	221,674,098	222,029,058	218,226,893	221,945,968
Dilutive securities:
Share options	-	3,870,055	-	3,512,705
Warrants	-	322,969	-	169,209
Weighted average number of shares outstanding- diluted	221,674,098	226,222,082	218,226,893	225,627,882

For the three and six months ended December 31, 2013, exercisable common equivalent shares totaling 56,437,901 and 53,094,514 (November 30, 2012 – 48,010,627 and 48,748,031) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of convertible loan) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

21.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in these condensed interim consolidated financial statements, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company incurred costs for goods and services provided to the Molejon mine of $394,968 during the six months ended December 31, 2013 (November 30, 2012 - $206,818) to companies controlled by the Chairman. As at December 31, 2013, $444,988 was owed to this related party (June 30, 2013 - $349,019).

  The Company incurred legal fees of $13,385 during the six months ended December 31, 2013 (November 30, 2012 – $81,997) to a law firm where an officer is a partner and is included within general and administrative expenses. As at December 31, 2013, $212,926 was owed to this related party (June 30, 2013 - $184,641).

  On December 30, 2013, the Company borrowed $500,000 from a company controlled by a director of the Company. The balance accrues interest at 8% per annum and is payable on March 30, 2014. Proceeds will be utilized for the Company’s working capital. As at December 31, 2013, the balance is included as related party loan within the long-term debt (Note 11).

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	December 31,	November 30,	December 31,	November 30,
	2013	2012	2013	2012
	($)	($)	($)	($)
Salaries and short-term employee benefits	1,067,367	919,762	1,896,023	1,658,439
Share-based payments	84,365	35,273	200,300	104,553
	1,151,732	955,035	2,096,323	1,762,992

As at December 31, 2013, salaries and short-term employee benefits in the amount of $684,529 (June 30, 2013 - $131,052) remain unpaid and are included in accounts payable and accrued liabilities.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

22.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

					More than 5
	Less than 1 year	2 years	3 years	4-5 years	years
	($)	($)	($)	($)	($)

Accounts payable and accrued liabilities	97,340,368	-	-	-	-
Office lease	82,897	56,400	75,600	-	-
Finance lease obligations	4,522,390	4,157,886	2,609,536	708,662	248,686
Related party loan	500,000	-	-	-	-
Bank loans	13,723,348	1,763,487	2,138,553	-	-
Fundacion Petaquilla (1)	1,529,000	1,440,000	1,440,000	600,000	-
Community support obligation (Note 12)	3,666,293	-	-	-	-
Derivative obligation	14,170,000	-	-	-	-
Convertible loan	5,641,219	-	-	-	-
Provision for closure and reclamation	5,087	5,174	18,424	7,830,003	5,899,300

	141,180,602	7,422,947	6,282,113	9,138,665	6,147,986

(1)	The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 14) and where those ounces are not delivered, paying the shortfall in cash. The Gold Agreement, Silver Agreement and Convertible Loan (Note 11) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at December 31, 2013 and to the date of these condensed interim consolidated financial statements, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1).

In accordance with the land lease agreement (Note 12), the Company has received an advance rental payment of $13 million, $1,083,333 of which has been earned as of December 31, 2013. The Company is committed to making the land available for use by First Quantum until 2023.

In conjunction with an arrangement with First Quantum (Note 12), the Company also entered into a contract with First Quantum for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. During the six months ended December 31, 2013, 720,372m3 were delivered under the arrangement with a total value of $12,509,670 (cumulative 933,089m3 for a total value of $16,222,121) and the Company is obligated to make the remaining materials available to First Quantum based on the specifications and delivery schedule agreed pursuant to the contract with First Quantum.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

23. SUPPLEMENTAL CASH FLOW INFORMATION

	Six months	Six months
	ended	ended
	December 31,	November 30,
	2013	2012
	($)	($)
Non-cash investing and financing activities:
Share-based payments reserve – option exercise	-	239,434
Change in estimate of provision for closure and reclamation	255,554	-
Mineral property, plant and equipment financed through payables	11,105,101	2,895,483
Mineral property, plant and equipment acquired through credit line facility and capital leases	468,196	1,912,180
Depreciation and depletion allocated to ending inventory	6,903,120	2,354,470

	Six months	Six months
	ended	ended
	December 31,	November 30,
	2013	2012
	($)	($)
Cash generated from operations
Income (loss) from continuing operations	(13,113,495)	5,329,539
Adjustment for:
Depreciation and depletion	4,703,277	8,337,372
Depreciation included in general and administrative expenses	296,152	678,752
Share-based payments	238,444	168,147
Unrealized loss (gain) on share purchase warrants	(1,567,772)	533,137
Unrealized loss on embedded derivatives	-	2,142,000
Unrealized loss on conversion feature obligation	-	261,270
Unrealized gain on derivative obligation	(8,047,333)	-
Finance expense, net	1,020,393	697,339
Amortization of financing fee and deferred revenue (Note 13)	(2,942,521)	(6,570,642)
Amortization of land lease advance (Note 12)	(650,000)	-
Unrealized foreign exchange (gain) loss	(114,592)	124,237
Increase in receivables, prepaids and other	(158,368)	(3,653,588)
Decrease (increase) in inventory	1,178,600	(13,041,218)
Increase in accounts payable and accrued liabilities	23,197,962	12,999,464
Payment of community support obligation (Note 12)	(818,053)	(720,000)
Customer advances (Note 13)	2,485,000	-
Cash paid for settlement of commodity forward contracts (Notes 13 and 14)	(5,384,416)	-

Cash generated from operations	323,278	7,285,809

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

24.	CONTINGENCIES

a)	On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these condensed interim consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of December 31, 2013 would have been an increase in cost of sales of approximately $6.3 million should the legislation be enacted and applied retroactively.

b)	The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

25.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	December 31,	June 30,
	2013	2013
	($)	($)

Panama	158,895,789	148,286,974
Iberia	36,533,061	34,384,094
Canada (Corporate)	5,669	27,701

Non-current assets	195,434,519	182,698,769

26.	SUBSEQUENT EVENT

a)	A total of 8,600,598 share purchase warrants with the exercise price of CAD $1.45 per share and 398,778 finders’ stock options with an exercise price of CAD $1.00 per share expired without being exercised.

b)	The Company issued 934,395 common shares from its treasury stock as settlement of its obligations. 290,946 of these shares were issued to an officer of the Company.

c)	On January 7, 2014, the Company borrowed an additional $200,000 from a company controlled by a director of the Company. The balance accrues interest at 8% per annum and is payable on April 7, 2014. Proceeds will be utilized for the Company’s working capital.

d)	During January 2014, the Company has been notified that IIASA Panama, S.A. (“IIASA”) has filed two claims against its Panamanian subsidiary PDI, S.A. in the amount of approximately $0.7 million. As at December 31, 2013 the claimed amount by IIASA was recorded within accounts payable and accrued liabilities. This matter will be settled in due course by the courts in Panama.

e)	On February 4, 2014, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $3,000,000 (less $25,000 in Auramet legal fees) the Company will deliver 3,000 ounces of gold (250 ounces per week for 12 weeks commencing during the week of February 17, 2014 and ending during the week of May 5, 2014). The agreement assumes a minimum gold price of $1,240 per ounce and final ounces are

PETAQUILLA MINERALS LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND SIX MONTHS ENDED DECEMBER 31, 2013 AND NOVEMBER 30, 2012
(Expressed in United States dollars, unless otherwise noted - unaudited)

to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,240 per ounce) shall bear interest at the lower of (i) 20% per annum or (ii) the highest rate allowable by applicable law.

The proceeds of this Prepayment Facility shall be disbursed in two installments, the first of which on February 4, 2014 in the amount of $1,000,000 and the second of which, on the business day following the date on certain conditions precedent are met, in the amount of $2,000,000.

In addition to the Prepayment Facility, the Company has also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,400 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on September 1, 2014 and ending on December 29, 2014.

The Prepayment Facility is collateralized by a cash deposit of $3,000,000 with Auramet for a minimum of 3 months and will earn 1.5% interest per annum; but shall be returned in $1,000,000 increments following corresponding reductions in exposure on the Prepayment Facility.

The Company also entered into an off-take agreement with Auramet, pursuant to which the Company will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement (Note 14) to Auramet for a period of two years commencing on February 17, 2014.

f)	On February 12, 2014 Corporación de Recursos Iberia, S.A.U. (“CRI”), a spanish subsidiary of the Company, has been notified that the Dirección General de Industria, Energía y Minas of Spain (“DGIEM”) has revoked the mineral right permits of the Lomero-Poyatos project originally granted to CRI in November 2012. CRI has several administrative and legal procedures underway to appeal this administrative resolution issued by the DGIEM. Total assets related to Lomero-Poyatos project, recorded as of December 31, 2013, were in amount of $28.8 million.